February 12, 2019

Via EDGAR

Unites States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Consumer Products,

100 F Street, NE,

Washington, DC 20549-7010

Attention:	Jim Allegretto, Senior Assistant Chief Accountant Scott Anderegg, Staff Attorney Lilyanna Peyser, Special Counsel Sondra Snyder, Staff Accountant

Re:	Africa Internet Holding GmbH (now: Jumia Technologies AG) Draft Registration Statement on Form F-1 Confidentially submitted on November 19, 2018 CIK No. 0001756708

Ladies and Gentlemen:

On behalf of our client, Jumia Technologies AG (the “Company”), we are confidentially submitting a third draft registration statement on Form F-1 (“DRS Amendment No. 2”). The Company previously submitted, on a confidential basis, to the Securities and Exchange Commission (the “Commission”) a draft registration statement on Form F-1 on November 19, 2018 (the “Draft Registration Statement”) as well as a second draft registration statement on Form F-1 on January 31, 2019 (“DRS Amendment No. 1”). Among other things, DRS Amendment No. 2 includes the Company’s audited financial statements for the years ended December 31, 2018 and 2017 and related disclosure.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

In addition, the Company has further reviewed the statements in the prospectus concerning its competitive position and has determined that it should not be necessary to base the statement that it is the leading pan-African e-commerce company or related statements on management’s belief because it is the only such company to be present in multiple major African markets. On behalf of the Company, we have set forth below the Company’s revised response to comment number 4 included in the comment letter to the Draft Registration Statement received on December 19, 2018 from the staff of the Commission (the “Staff”). To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Prospectus Summary, page 1

4.

Here and throughout your prospectus you state that you are “the leading pan-African e-commerce platform” and the “leading seller” in e-commerce transactions in Africa. Please revise to state the basis for each statement and the metric by which you have made this determination. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of the belief.

Response:

The Company is supplementally providing to the Staff certain data to support the qualitative and competitive position statements contained in the prospectus.

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If you would like to discuss any aspect of this letter or DRS Amendment No. 2, please contact the undersigned by phone at +49-69-4272-5525 or by email at czernieckik@sullcrom.com. Please send written correspondence relating to this submission to the undersigned by email.

Very truly yours,

/s/ Krystian Czerniecki Krystian Czerniecki

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

cc:	Sacha Poignonnec, Jumia Technologies AG

Jeremy Hodara, Jumia Technologies AG

Oliver Seiler, Latham & Watkins LLP

David Boles, Latham & Watkins LLP